Orbis
Grupa Hotelowa

Warsaw, 2010-03-29

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

SUPPL

OSA/AH-1/41/2010

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.accorhotels.com

Ref.: 82-5025


10015734

Dear Sirs,

Please find enclosed the text of the Current report No. 6/2010.

Best regards

Ireneusz Węgłowski

Vice-President

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

82-5025

Current report no. 6/2010
March 26, 2010

Subject: Closing of the contract of sale of all the shares held by „Orbis" S.A. in the share capital of Polskie Biuro Podróży Orbis Sp. z o.o. to Central European Tour Operator SARL

Orbis S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about the receipt, on March 26, 2010, of a notice from PBP „Orbis" Sp. z o.o., according to which the last of the conditions envisaged in the contract dated January 6, 2010, preceding the closure of the sale transaction of the remaining 48.08% of shares held by „Orbis" S.A. in the share capital of PBP „Orbis" Sp. z o.o. (about which „Orbis" S.A. informed in the current report no. 1/2010) has been fulfilled.

Therefore, considering that the buyer acquired 47% of shares in PBP „Orbis" Sp. z o.o. on the date of signing the above-mentioned contract (as we have informed in the current report no. 1/2010), all the shares held by „Orbis" S.A. in the share capital of PBP „Orbis" Sp. z o.o. have been transferred to Central European Tour Operator SARL by virtue of the above-mentioned agreement dated January 6, 2010.

Legal grounds: Article 56 section 1 point 1 and section 5 of the Act on Public Offering

Orbis
Grupa Hotelowa

Warsaw, 2010-03-31

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

OSA/AH-1/42/2010

RECEIVED
2010 MAY 17 P 3:32

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.accorhotels.com

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 7/2010.

Best regards

Ireneusz Węgłowski

Vice-President



82-5025

Current report no. 7/2010
March 30, 2010

Subject: Confirmation of the closing of the contract of sale of all the shares held by „Orbis" S.A. in the share capital of PBP „Orbis" Sp. z o.o. to Central European Tour Operator SARL

As a follow-up of the current report no 6/2010, „Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about signing, on March 29, 2010, of a final agreement between „Orbis" S.A. and the Central European Tour Operator SARL to confirm the closing of the above-mentioned contract and the transfer to the Central European Tour Operator SARL, on March 25, 2010, of all the 95.08% of shares in the share capital of PBP „Orbis" Sp. z o.o. acquired from „Orbis" S.A.

Legal grounds: Article 56 section 1 point 1 and section 5 of the Act on Public Offering